SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Astoria Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

046265104
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

March 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046265104	Page 2 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,958,376 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,958,376 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,376 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 046265104	Page 3 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,958,376 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,958,376 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,376 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 046265104	Page 4 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 046265104	Page 5 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 380,831 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 380,831 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,831 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 6 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 046265104	Page 7 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 8 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 9 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,577,545 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,577,545 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,545 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 10 of 32 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 046265104	Page 11 of 32 Pages
1	NAME OF REPORTING PERSON Boulevard Direct Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 046265104	Page 12 of 32 Pages
1	NAME OF REPORTING PERSON 1994 Garden State, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 75,873 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 75,873 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,873 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 046265104	Page 13 of 32 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,034,249 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,034,249 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,249 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 046265104	Page 14 of 32 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,034,249 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,034,249 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,249 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Astoria Financial Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on December 21, 2016 (as amended by this Amendment No. 1, the “Schedule 13D”).

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

Basswood Financial Fund, LP expended an aggregate of $5,916,709 (including commissions, if any) to acquire the 380,831 shares of Common Stock reported herein as beneficially owned by it.  BOP expended an aggregate of $7,725,907 (including commissions, if any) to acquire 521,500 of the 1,577,545 shares of Common Stock reported herein as beneficially owned by it. In addition, 1,056,045 of the 1,577,545 shares of Common Stock held by BOP were acquired by it upon conversion of shares of the common stock of Long Island Bancorp (“LIB”) previously held by it in the merger of LIB with and into the Issuer (the “LIB Merger”).  The BCM Funds and the managed accounts effect purchases and hold securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., State Street Bank and Trust Company, and BNP Paribas Prime Brokerage, which may extend margin credit to the BCM Funds and the managed accounts as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The 75,873 shares of Common Stock held by GSLP were acquired by it upon conversion of shares of the common stock of LIB previously held by it in the LIB Merger.  Such shares are held in a margin account maintained for GSLP with BNP Paribas Prime Brokerage, which may extend margin credit to GSLP as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 5.   Interest in Securities of the Issuer.
Item 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are amended to reflect the following:

(a)   As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 101,228,083 shares of Common Stock outstanding as of February 16, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and filed on February 28, 2017.

(b)   The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,958,376 shares of Common Stock held directly by Basswood Financial Fund, LP, and Basswood Opportunity Partners, LP. Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 75,873 shares of Common Stock held directly by the GSLP.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 2,034,249 shares of Common Stock or 2.01%.  Except as otherwise set forth in this Schedule 13D, (i) each Fund expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, (ii) Basswood Partners expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, other than the shares of Common Stock held directly by the Fund or Funds for which it serves as general partner, and (iii) the Management Company expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by GSLP, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any shares as to which it disclaims voting and dispositive power.

(c)   Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(e)   The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock on March 7, 2017.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to reflect the following:

In addition to the 75,873 shares of Common Stock reported herein as beneficially owned by it, GSLP has a short position in the Common Stock which it established in 1998 by borrowing and selling 75,873 shares of Common Stock in market transactions.  Accordingly, GSLP will be required to return 75,873 shares of Common Stock to the lender of such shares.

In addition to the 1,056,045 shares of Common Stock reported herein as acquired by BOP in the LIB Merger and the 521,500 other shares of Common Stock beneficially owned by it, BOP has a short position of 1,094,661 shares of Common Stock by borrowing and selling 1,056,045 shares of Common Stock in market transactions during 1998, and 38,616 shares of Common Stock in market transactions during December 2016 and January 2017.  Accordingly, BOP will be required to return 1,094,661 shares of Common Stock to the lender of such shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2017	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD OPPORTUNITY PARTNERS, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BASSWOOD OPPORTUNITY FUND INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	BOULEVARD DIRECT MASTER, LTD,
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: March 9, 2017	1994 GARDEN STATE, LP

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: General Partner

Dated: March 9, 2017	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: March 9, 2017	/s/ Bennett Lindenbaum
Bennett Lindenbaum

Schedule I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, LP	1/10/2017	30,873	18.65
Basswood Financial Fund, LP	1/10/2017	(30,873)	18.60
Basswood Enhanced Long Short Fund, LP	1/11/2017	(36,621)	18.85
Basswood Enhanced Long Short Fund, LP	1/11/2017	(31,874)	18.85
Basswood Enhanced Long Short Fund, LP	1/11/2017	(52,614)	18.85
Basswood Enhanced Long Short Fund, LP	1/11/2017	(1,939)	18.85
Basswood Financial Fund, Inc.	1/11/2017	(346)	18.85
Basswood Financial Fund, Inc.	1/11/2017	(4,862)	18.85
Basswood Financial Fund, LP	1/11/2017	(21,617)	18.85
Basswood Financial Fund, LP	1/11/2017	(2,986)	18.85
Basswood Financial Long Only Fund, LP	1/11/2017	(407)	18.85
Basswood Financial Long Only Fund, LP	1/11/2017	(3,859)	18.85
Basswood Financial Long Only Fund, LP	1/11/2017	(345)	18.85
Basswood Financial Long Only Fund, LP	1/11/2017	(52)	18.85
Managed Account	1/11/2017	(3,680)	18.85
Managed Account	1/11/2017	(180)	18.85
Managed Account	1/11/2017	(647)	18.77
Managed Account	1/11/2017	(539)	18.77
Managed Account	1/11/2017	(582)	18.77
Managed Account	1/11/2017	(207)	18.85
Managed Account	1/11/2017	(409)	18.85
Managed Account	1/11/2017	(4,108)	18.85
Managed Account	1/11/2017	(42,990)	18.85
Basswood Enhanced Long Short Fund, LP	1/12/2017	(34,682)	18.39
Basswood Enhanced Long Short Fund, LP	1/12/2017	(56,138)	18.39
Basswood Enhanced Long Short Fund, LP	1/12/2017	(16,080)	18.39
Basswood Financial Fund, Inc.	1/12/2017	(287)	18.39
Basswood Financial Fund, Inc.	1/12/2017	(4,377)	18.39
Basswood Financial Fund, LP	1/12/2017	(18,382)	18.39
Basswood Financial Fund, LP	1/12/2017	(2,682)	18.39
Basswood Opportunity Fund, Inc	1/12/2017	(207)	18.39
Basswood Opportunity Fund, Inc	1/12/2017	(4,539)	18.39
Basswood Opportunity Fund, Inc	1/12/2017	(9,679)	18.39
Basswood Opportunity Partners, LP	1/12/2017	(25,567)	18.39
Managed Account	1/12/2017	(3,267)	18.39
Managed Account	1/12/2017	(1,548)	18.39
Managed Account	1/12/2017	(546)	18.39
Basswood Enhanced Long Short Fund, LP	1/17/2017	(158,832)	18.41
Basswood Financial Fund, Inc.	1/17/2017	(388)	18.41
Basswood Financial Fund, Inc.	1/17/2017	(5,899)	18.41
Basswood Financial Fund, LP	1/17/2017	(24,399)	18.41
Basswood Financial Fund, LP	1/17/2017	(3,556)	18.41
Basswood Opportunity Fund, Inc	1/17/2017	(21,534)	18.41
Basswood Opportunity Partners, LP	1/17/2017	(26,674)	18.41
Managed Account	1/17/2017	(3,176)	18.41
Managed Account	1/17/2017	(2,689)	18.41
Managed Account	1/17/2017	(239)	18.41
Managed Account	1/17/2017	(523)	18.41
Basswood Financial Fund, Inc.	1/23/2017	1,993	18.62
Basswood Enhanced Long Short Fund, LP	1/25/2017	22,508	18.94

Basswood Enhanced Long Short Fund, LP	1/25/2017	14,869	18.92
Basswood Enhanced Long Short Fund, LP	1/25/2017	22,508	18.94
Basswood Enhanced Long Short Fund, LP	1/25/2017	14,868	18.92
Basswood Enhanced Long Short Fund, LP	1/25/2017	22,508	18.94
Basswood Enhanced Long Short Fund, LP	1/25/2017	14,869	18.92
Basswood Financial Fund, Inc.	1/25/2017	1,954	18.92
Basswood Financial Fund, Inc.	1/25/2017	366	18.94
Basswood Financial Fund, Inc.	1/25/2017	241	18.92
Basswood Financial Fund, Inc.	1/25/2017	3,018	18.94
Basswood Financial Fund, Inc.	1/25/2017	40	18.92
Basswood Financial Fund, LP	1/25/2017	13,104	18.94
Basswood Financial Fund, LP	1/25/2017	5,278	18.92
Basswood Financial Fund, LP	1/25/2017	3,378	18.92
Basswood Financial Fund, LP	1/25/2017	1,172	18.94
Basswood Financial Fund, LP	1/25/2017	775	18.92
Basswood Financial Long Only Fund, LP	1/25/2017	2,659	18.94
Basswood Financial Long Only Fund, LP	1/25/2017	1,758	18.92
Basswood Financial Long Only Fund, LP	1/25/2017	254	18.94
Basswood Financial Long Only Fund, LP	1/25/2017	169	18.92
Basswood Opportunity Fund, Inc	1/25/2017	15,700	18.94
Basswood Opportunity Fund, Inc	1/25/2017	4,096	18.94
Basswood Opportunity Fund, Inc	1/25/2017	13,077	18.92
Basswood Opportunity Partners, LP	1/25/2017	24,971	18.94
Basswood Opportunity Partners, LP	1/25/2017	596	18.92
Basswood Opportunity Partners, LP	1/25/2017	15,899	18.92
Managed Account	1/25/2017	3,452	18.94

Managed Account	1/25/2017	2,282	18.92
Managed Account	1/25/2017	364	18.94
Managed Account	1/25/2017	240	18.92
Managed Account	1/25/2017	29,832	18.94
Managed Account	1/25/2017	19,707	18.92
Basswood Enhanced Long Short Fund, LP	1/26/2017	33,947	19.02
Basswood Enhanced Long Short Fund, LP	1/26/2017	16,973	19.04
Basswood Enhanced Long Short Fund, LP	1/26/2017	33,946	19.02
Basswood Enhanced Long Short Fund, LP	1/26/2017	16,974	19.04
Basswood Enhanced Long Short Fund, LP	1/26/2017	11,115	19.02
Basswood Enhanced Long Short Fund, LP	1/26/2017	22,832	19.02
Basswood Enhanced Long Short Fund, LP	1/26/2017	16,973	19.04
Basswood Financial Fund, Inc.	1/26/2017	3,886	19.02
Basswood Financial Fund, Inc.	1/26/2017	1,943	19.04
Basswood Financial Fund, Inc.	1/26/2017	396	19.02
Basswood Financial Fund, Inc.	1/26/2017	198	19.04
Basswood Financial Fund, LP	1/26/2017	16,289	19.02
Basswood Financial Fund, LP	1/26/2017	4,732	19.04
Basswood Financial Fund, LP	1/26/2017	3,412	19.04
Basswood Financial Fund, LP	1/26/2017	2,296	19.02
Basswood Financial Fund, LP	1/26/2017	150	19.04
Basswood Financial Fund, LP	1/26/2017	998	19.04
Basswood Financial Long Only Fund, LP	1/26/2017	1,202	19.04
Basswood Financial Long Only Fund, LP	1/26/2017	300	19.02
Basswood Financial Long Only Fund, LP	1/26/2017	26	19.04
Basswood Financial Long Only Fund, LP	1/26/2017	3,160	19.02
Basswood Financial Long Only Fund, LP	1/26/2017	378	19.04

Basswood Financial Long Only Fund, LP	1/26/2017	125	19.04
Basswood Opportunity Fund, Inc	1/26/2017	8,320	19.02
Basswood Opportunity Fund, Inc	1/26/2017	5,039	19.02
Basswood Opportunity Fund, Inc	1/26/2017	6,679	19.04
Basswood Opportunity Partners, LP	1/26/2017	10,775	19.02
Basswood Opportunity Partners, LP	1/26/2017	6,136	19.02
Basswood Opportunity Partners, LP	1/26/2017	8,455	19.04
Managed Account	1/26/2017	4,134	19.02
Managed Account	1/26/2017	2,068	19.04
Managed Account	1/26/2017	492	19.02
Managed Account	1/26/2017	246	19.04
Managed Account	1/26/2017	11,345	19.02
Managed Account	1/26/2017	18,468	19.04
Managed Account	1/26/2017	25,592	19.02
Basswood Financial Fund, Inc.	2/1/2017	42,989	18.74
Basswood Financial Fund, LP	2/1/2017	3,321	18.74
Managed Account	2/1/2017	(18,468)	18.72
Managed Account	2/1/2017	(11,345)	18.72
Managed Account	2/1/2017	(23,811)	18.72
Managed Account	2/2/2017	9,481	18.57
Basswood Enhanced Long Short Fund, LP	2/22/2017	17,390	18.84
Basswood Enhanced Long Short Fund, LP	2/22/2017	17,390	18.84
Basswood Enhanced Long Short Fund, LP	2/22/2017	17,390	18.84
Basswood Financial Fund, Inc.	2/22/2017	27	18.84
Basswood Financial Fund, Inc.	2/22/2017	4,585	18.84
Basswood Financial Fund, LP	2/22/2017	14,318	18.84
Basswood Financial Fund, LP	2/22/2017	1,684	18.84

Basswood Financial Fund, LP	2/22/2017	228	18.84
Managed Account	2/22/2017	7	18.84
Managed Account	2/22/2017	356	18.84
Basswood Financial Fund, Inc.	3/1/2017	19,708	18.84
Basswood Financial Long Only Fund, LP	3/1/2017	2,364	18.84
Basswood Opportunity Fund, Inc	3/1/2017	9,673	18.89
Basswood Opportunity Partners, LP	3/1/2017	9,620	18.89
Managed Account	3/2/2017	(20,589)	18.58
Basswood Financial Long Only Fund, LP	3/3/2017	1,155	18.66
Basswood Financial Long Only Fund, LP	3/3/2017	102	18.66
Managed Account	3/3/2017	10,043	18.66
Basswood Financial Long Only Fund, LP	3/6/2017	683	18.52
Basswood Financial Long Only Fund, LP	3/6/2017	61	18.52
Managed Account	3/6/2017	5,936	18.52
Basswood Enhanced Long Short Fund, LP	3/7/2017	(36,621)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(31,874)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(5,621)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(2,533)	20.57
Basswood Enhanced Long Short Fund, LP	3/7/2017	(35,077)	20.57
Basswood Enhanced Long Short Fund, LP	3/7/2017	(9,383)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(36,621)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(16,679)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(39,459)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(72,269)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(11,217)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(52,282)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(61,184)	20.68

Basswood Enhanced Long Short Fund, LP	3/7/2017	(58,569)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(66,740)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(385)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(37,613)	20.73
Basswood Enhanced Long Short Fund, LP	3/7/2017	(12,294)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(59,866)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(22,340)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(4,187)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(39,805)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(22,895)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(29,275)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(6,394)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(29,331)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(18,129)	20.57
Basswood Enhanced Long Short Fund, LP	3/7/2017	(19,280)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(10,935)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(39,356)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(59,867)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(39,861)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(19,809)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(15,650)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(10,339)	20.73
Basswood Enhanced Long Short Fund, LP	3/7/2017	(7,790)	20.73
Basswood Enhanced Long Short Fund, LP	3/7/2017	(45,551)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(17,080)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(29,274)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(58,310)	20.68

Basswood Enhanced Long Short Fund, LP	3/7/2017	(9,096)	20.57
Basswood Enhanced Long Short Fund, LP	3/7/2017	(20,493)	20.57
Basswood Enhanced Long Short Fund, LP	3/7/2017	(31,789)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(17,527)	20.48
Basswood Enhanced Long Short Fund, LP	3/7/2017	(43,657)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(58,569)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(66,740)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(50,292)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(59,866)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(5,759)	20.68
Basswood Enhanced Long Short Fund, LP	3/7/2017	(29,591)	20.73
Basswood Enhanced Long Short Fund, LP	3/7/2017	(4,510)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(19,809)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(25,988)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(24,041)	20.81
Basswood Enhanced Long Short Fund, LP	3/7/2017	(46,380)	20.78
Basswood Enhanced Long Short Fund, LP	3/7/2017	(29,275)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(675)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(344)	20.57
Basswood Financial Fund, Inc.	3/7/2017	(569)	20.48
Basswood Financial Fund, Inc.	3/7/2017	(405)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(607)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(594)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(1,548)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(27)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(111)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(341)	20.73

Basswood Financial Fund, Inc.	3/7/2017	(859)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(874)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(1,943)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(3,886)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(1,954)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(5,239)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(6,608)	20.57
Basswood Financial Fund, Inc.	3/7/2017	(11,013)	20.48
Basswood Financial Fund, Inc.	3/7/2017	(9,659)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(19,708)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(34,256)	20.68
Basswood Financial Fund, Inc.	3/7/2017	(6,608)	20.73
Basswood Financial Fund, Inc.	3/7/2017	(2,125)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(1,511)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(1,313)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(1,831)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(234)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(1,509)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(2,115)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(3,296)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(2,035)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(638)	20.81
Basswood Financial Fund, Inc.	3/7/2017	(1,754)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(2,416)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(2,600)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(1,894)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(1,117)	20.78

Basswood Financial Fund, Inc.	3/7/2017	(1,455)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(774)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(455)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(3,130)	20.78
Basswood Financial Fund, Inc.	3/7/2017	(1,301)	20.78
Basswood Financial Long Only Fund, LP	3/7/2017	(1,202)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(2,364)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(275)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(880)	20.57
Basswood Financial Long Only Fund, LP	3/7/2017	(683)	20.57
Basswood Financial Long Only Fund, LP	3/7/2017	(386)	20.57
Basswood Financial Long Only Fund, LP	3/7/2017	(673)	20.48
Basswood Financial Long Only Fund, LP	3/7/2017	(2,577)	20.48
Basswood Financial Long Only Fund, LP	3/7/2017	(781)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(3,040)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(498)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(1,307)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(6,236)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(4,018)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(1,996)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(896)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(1,738)	20.73
Basswood Financial Long Only Fund, LP	3/7/2017	(211)	20.73
Basswood Financial Long Only Fund, LP	3/7/2017	(4,898)	20.81
Basswood Financial Long Only Fund, LP	3/7/2017	(2,348)	20.78
Basswood Financial Long Only Fund, LP	3/7/2017	(2,636)	20.78
Basswood Financial Long Only Fund, LP	3/7/2017	(26)	20.68

Basswood Financial Long Only Fund, LP	3/7/2017	(300)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(15)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(87)	20.57
Basswood Financial Long Only Fund, LP	3/7/2017	(61)	20.57
Basswood Financial Long Only Fund, LP	3/7/2017	(25)	20.57
Basswood Financial Long Only Fund, LP	3/7/2017	(51)	20.48
Basswood Financial Long Only Fund, LP	3/7/2017	(238)	20.48
Basswood Financial Long Only Fund, LP	3/7/2017	(77)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(125)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(32)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(422)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(356)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(428)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(233)	20.68
Basswood Financial Long Only Fund, LP	3/7/2017	(43)	20.73
Basswood Financial Long Only Fund, LP	3/7/2017	(131)	20.73
Basswood Financial Long Only Fund, LP	3/7/2017	(6)	20.81
Basswood Financial Long Only Fund, LP	3/7/2017	(189)	20.81
Basswood Financial Long Only Fund, LP	3/7/2017	(241)	20.81
Basswood Financial Long Only Fund, LP	3/7/2017	(243)	20.78
Basswood Financial Long Only Fund, LP	3/7/2017	(200)	20.78
Basswood Opportunity Fund, Inc	3/7/2017	(9,673)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(4,539)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(3,952)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(15,700)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(3,530)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(5,152)	20.57

Basswood Opportunity Fund, Inc	3/7/2017	(8,320)	20.57
Basswood Opportunity Fund, Inc	3/7/2017	(5,503)	20.57
Basswood Opportunity Fund, Inc	3/7/2017	(18,550)	20.48
Basswood Opportunity Fund, Inc	3/7/2017	(12,277)	20.48
Basswood Opportunity Fund, Inc	3/7/2017	(803)	20.48
Basswood Opportunity Fund, Inc	3/7/2017	(31,405)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(17,211)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(36,881)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(41,114)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(30,493)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(25,590)	20.68
Basswood Opportunity Fund, Inc	3/7/2017	(11,079)	20.73
Basswood Opportunity Fund, Inc	3/7/2017	(7,896)	20.73
Basswood Opportunity Fund, Inc	3/7/2017	(16,740)	20.81
Basswood Opportunity Fund, Inc	3/7/2017	(12,243)	20.81
Basswood Opportunity Fund, Inc	3/7/2017	(11,945)	20.81
Basswood Opportunity Fund, Inc	3/7/2017	(6,750)	20.81
Basswood Opportunity Fund, Inc	3/7/2017	(36,799)	20.78
Basswood Opportunity Fund, Inc	3/7/2017	(11,718)	20.78
Boulevard Direct Master, Ltd.	3/7/2017	(29,173)	20.68
Boulevard Direct Master, Ltd.	3/7/2017	(14,807)	20.57
Boulevard Direct Master, Ltd.	3/7/2017	(24,674)	20.48
Boulevard Direct Master, Ltd.	3/7/2017	(36,225)	20.68
Boulevard Direct Master, Ltd.	3/7/2017	(91,282)	20.68
Boulevard Direct Master, Ltd.	3/7/2017	(15,025)	20.68
Boulevard Direct Master, Ltd.	3/7/2017	(14,804)	20.73
Boulevard Direct Master, Ltd.	3/7/2017	(37,197)	20.81

Boulevard Direct Master, Ltd.	3/7/2017	(37,851)	20.78
Managed Account	3/7/2017	(2,068)	20.68
Managed Account	3/7/2017	(4,134)	20.68
Managed Account	3/7/2017	(1,892)	20.68
Managed Account	3/7/2017	(1,560)	20.57
Managed Account	3/7/2017	(2,282)	20.57
Managed Account	3/7/2017	(7)	20.57
Managed Account	3/7/2017	(258)	20.57
Managed Account	3/7/2017	(6,845)	20.48
Managed Account	3/7/2017	(2,378)	20.68
Managed Account	3/7/2017	(5,766)	20.68
Managed Account	3/7/2017	(5,391)	20.68
Managed Account	3/7/2017	(6,338)	20.68
Managed Account	3/7/2017	(7,239)	20.68
Managed Account	3/7/2017	(6,882)	20.68
Managed Account	3/7/2017	(4,655)	20.68
Managed Account	3/7/2017	(896)	20.68
Managed Account	3/7/2017	(4,107)	20.73
Managed Account	3/7/2017	(1,316)	20.81
Managed Account	3/7/2017	(4,326)	20.81
Managed Account	3/7/2017	(2,150)	20.81
Managed Account	3/7/2017	(2,528)	20.81
Managed Account	3/7/2017	(76)	20.78
Managed Account	3/7/2017	(7,366)	20.78
Managed Account	3/7/2017	(3,062)	20.78
Managed Account	3/7/2017	(246)	20.68
Managed Account	3/7/2017	(492)	20.68

Managed Account	3/7/2017	(113)	20.68
Managed Account	3/7/2017	(251)	20.57
Managed Account	3/7/2017	(178)	20.57
Managed Account	3/7/2017	(62)	20.48
Managed Account	3/7/2017	(356)	20.48
Managed Account	3/7/2017	(218)	20.48
Managed Account	3/7/2017	(80)	20.48
Managed Account	3/7/2017	(798)	20.68
Managed Account	3/7/2017	(831)	20.68
Managed Account	3/7/2017	(948)	20.68
Managed Account	3/7/2017	(698)	20.68
Managed Account	3/7/2017	(847)	20.68
Managed Account	3/7/2017	(16)	20.68
Managed Account	3/7/2017	(429)	20.73
Managed Account	3/7/2017	(122)	20.81
Managed Account	3/7/2017	(281)	20.81
Managed Account	3/7/2017	(375)	20.81
Managed Account	3/7/2017	(301)	20.81
Managed Account	3/7/2017	(688)	20.78
Managed Account	3/7/2017	(410)	20.78
Managed Account	3/7/2017	(10,043)	20.68
Managed Account	3/7/2017	(5,936)	20.68
Managed Account	3/7/2017	(5,139)	20.68
Managed Account	3/7/2017	(8,806)	20.68
Managed Account	3/7/2017	(4,128)	20.68
Managed Account	3/7/2017	(12,658)	20.57
Managed Account	3/7/2017	(4,622)	20.57

Managed Account	3/7/2017	(25,367)	20.48
Managed Account	3/7/2017	(3,433)	20.48
Managed Account	3/7/2017	(28,617)	20.68
Managed Account	3/7/2017	(61,109)	20.68
Managed Account	3/7/2017	(38,766)	20.68
Managed Account	3/7/2017	(19,265)	20.68
Managed Account	3/7/2017	(18,613)	20.68
Managed Account	3/7/2017	(5,759)	20.73
Managed Account	3/7/2017	(11,521)	20.73
Managed Account	3/7/2017	(43,418)	20.81
Managed Account	3/7/2017	(11,566)	20.78
Managed Account	3/7/2017	(32,618)	20.78